

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Amy Wilson
Bryan Cave Leighton Paisner LLP
One Atlantic Center
14th Floor
1201 W. Peachtree St., NW
Atlanta, GA 30309

> **Re: New York City REIT, Inc.**
> **DFAN14A filed by Comrit Investments 1, LP et al.**
> **Filed May 5, 2022**
> **File No. 001-39448**

Dear Ms. Wilson:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

Stockholders Stand with Comrit

1.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure on slide 14 that management of the company are "lackeys" for Mr. Schorsch, and that the company's board members are "clowns" who are "plundering" the the company.. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

2.   Provide us support for each of the four statements, both that the statements were made and that they were made by company security holders. Also, provide us support for the assertions relating to funds invested and lost by each referenced security holder.

<u>Boardroom Issue #4</u>

3.   Please revise your presentation to clarify that your nominee owns zero shares in the company and to explain how the election of your nominee will address the issue of share ownership among the company's directors.

<u>Endorsements for Ms. Stern</u>

4.   Provide us support for each of the statements, including the date on which the statements were made.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Daniel Duchovny at 202-551-3619.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions